SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

HILAND HOLDINGS GP, LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
43129M 10 7
(CUSIP Number)
Matthew S. Harrison
Hiland Holdings GP, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Tel: (580) 242-6040
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE
     This Amendment No. 2 to Schedule 13D (this “Amendment”) to the Schedule 13D filed on January 15, 2009 (the “Schedule 13D”) with the Securities and Exchange Commission (the “Commission”), as amended by Amendment No. 1 thereto filed on April 21, 2009, relating to the common units (the “Common Units”) representing limited partner interests of Hiland Holdings GP, LP (the “Issuer”) is being filed by Harold Hamm, Continental Gas Holdings, Inc. (“Continental Gas”) and Bert Mackie, the trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust (together, the “Trusts”) (Mr. Mackie, collectively with Mr. Hamm and Continental, the “Reporting Persons”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
This Item 3 shall be deemed to amend and restate Item 3 of the Schedule 13D in its entirety:
     The aggregate value of the transaction (the “Transaction”) contemplated by the Agreement and Plan of Merger, dated as of June 1, 2009, among HH GP Holding, LLC (“Parent”), HPGP MergerCo, LLC (the “Merger Sub”), Holdings GP and the Issuer (the “Merger Agreement”, which is described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference)), is approximately $51.9 million of common units (as described below) plus consolidated long-term debt of the Issuer, which is to remain outstanding in connection with the Transaction and was approximately $268.3 million as of March 31, 2009.
     In a funding and rollover commitment letter, dated June 1, 2009 (the “Commitment Letter”), Mr. Hamm agreed to contribute to Parent approximately $21.2 million in cash, less the amount of cash, if any, available to the Parent on the closing date that was contributed to Parent or Merger Sub by the Trusts, solely for the purpose of funding the merger consideration of approximately $20.4 million pursuant to the Merger Agreement and to pay estimated related fees and expenses of approximately $800,000. This summary of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, which is attached hereto as Exhibit 99.7 and incorporated by reference in its entirety into this Item 3.
     The Reporting Persons entered into a Support Agreement (HPGP Units), dated June 1, 2009 (the “Support Agreement”), with the Issuer and Holdings GP pursuant to which they agreed to continue to hold the aggregate 13,138,052 Common Units beneficially owned by them. Based on the cash purchase price of $2.40 per Common Unit, the aggregate value of the continued holding of the Common Units by the Reporting Persons is approximately $31.5 million. This summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached hereto as Exhibit 99.6 and incorporated by reference in its entirety into this Item 3.
Item 4. Purpose of Transaction.
This Item 4 shall be deemed to amend and supplement Item 4 of the Schedule 13D:
     On June 1, 2009, the Issuer announced in a press release that it had entered into the Merger Agreement, pursuant to which all of the outstanding Common Units held by holders of

Common Units, other than the Reporting Persons, would be converted into the right to receive $2.40 per Common Unit in cash. Immediately prior to the effective time of the Transaction, each award of restricted units under the Hiland Holdings GP, LP Long-Term Incentive Plan (the “Holdings LTIP”) issued and outstanding to any nonemployee member of the Board of Directors shall become fully vested as Common Units and shall be converted into the right to receive the merger consideration. The restricted units, phantom units and options issued and outstanding to employees under the Holdings LTIP shall be unchanged and remain outstanding as restricted units, phantom units and options of the surviving entity. The obligation of Parent and Merger Sub to close the Transaction is conditioned on the concurrent closing of the Hiland Transaction, which condition may be waived under certain circumstances. The Transaction is subject to customary closing conditions, including the approval by holders of a majority of the public Common Units. The Transaction is also conditioned upon the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The press release is attached hereto as Exhibit 99.4 and is incorporated by reference in its entirety into this Item 4. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.5 and incorporated by reference in its entirety into this Item 4.
     In connection with the Transaction, the Reporting Persons entered into the Support Agreement pursuant to which they agreed, subject to certain conditions, to vote their respective Common Units (i) in favor of the adoption and approval of the Merger Agreement and the Transaction, and (ii) against any alternative proposal or transaction or any proposal made in opposition to, or in competition or inconsistent with, the Merger Agreement or the Transaction. This summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached hereto as Exhibit 99.6 and incorporated by reference in its entirety into this Item 4.
     The purpose of the Transaction is to acquire all of the outstanding Common Units (other than Common Units owned by the Reporting Persons). If the Transaction is consummated, the Common Units of the Issuer will be delisted from the NASDAQ Stock Market and will cease to be registered under the Exchange Act, and the Issuer will be privately held by the Reporting Persons and certain employees who have equity awards that did not vest or were not exercised prior to the consummation of the Transaction.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
This Item 6 shall be deemed to amend and supplement Item 6 of the Schedule 13D:
     The information set forth or incorporated by reference in Item 3 and Item 4 is incorporated by reference into this Item 6.
     In connection with the Transaction, the Reporting Persons entered into the Support Agreement pursuant to which they agreed, subject to certain conditions, not to acquire any Common Units except pursuant to the Merger Agreement. This summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached hereto as Exhibit 99.6 and incorporated by reference in its entirety into this Item 6.
Item 7. Material to Be Filed as Exhibits.
This Item 7 shall be deemed to amend and supplement Item 7 of the Schedule 13D:

Exhibit 99.4	Press release, dated June 1, 2009, of the Hiland Companies (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.5	Agreement and Plan of Merger, among HH GP Holding, LLC, HPGP MergerCo, LLC, Hiland Partners GP Holdings, LLC, and Hiland Holdings GP, LP

(incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.6	Support Agreement (HPGP Units), among Harold Hamm, Continental Gas Holdings, Inc., Bert Mackie, as trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust, Hiland Partners GP Holdings, LLC and Hiland Holdings GP, LP (incorporated by reference to Exhibit 2.5 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.7	Funding and equity rollover commitment letter, dated June 1, 2009, between Harold Hamm and HH GP Holding, LLC (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: June 2, 2009	*
Harold Hamm

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: June 2, 2009	CONTINENTAL GAS HOLDINGS, INC.
	By:	*
		Name:	Harold Hamm
		Title:	Sole Director

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: June 2, 2009	*
Bert Mackie

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

EXHIBIT INDEX

Exhibit 99.1*	Joint Filing Agreement, dated January 15, 2009.

Exhibit 99.2*	Letter from Harold Hamm to Board of Directors of Hiland Partners GP Holdings, LLC, dated January 15, 2009.

Exhibit 99.3*	Letter from Harold Hamm to Conflicts Committee of the Board of Directors of Hiland Partners GP Holdings, LLC, dated April 20, 2009.

Exhibit 99.4	Press release, dated June 1, 2009, of the Hiland Companies (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.5	Agreement and Plan of Merger, among HH GP Holding, LLC, HPGP MergerCo, LLC, Hiland Partners GP Holdings, LLC, and Hiland Holdings GP, LP (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.6	Support Agreement (HPGP Units), among Harold Hamm, Continental Gas Holdings, Inc., Bert Mackie, as trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust, Hiland Partners GP Holdings, LLC and Hiland Holdings GP, LP (incorporated by reference to Exhibit 2.5 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.7	Funding and equity rollover commitment letter, dated June 1, 2009, between Harold Hamm and HH GP Holding, LLC (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

*	Previously filed